FORM 6-K
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For News Release of:
May 16, 2001; May 7, 2001; April 9, 2001; April 2, 2001.


NAM TAI ELECTRONICS, INC. (Registrant's name in English)
Suite 4, 9/F, Tower 1 China Hong Kong City,
33 Canton Road TST, Kowloon, Hong Kong




NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                     INCREASES LCD PANEL PRODUCTION CAPACITY

VANCOUVER, CANADA May 16, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced the successful doubling of the front end production process for LCD panels. The new production line has successfully completed its pilot run testing and is ramping up mass production. As a result total LCD panel production capacity will increase by 74% by September. To accommodate the increased production levels the Company has leased an additional 43,500 square feet of manufacturing space in an adjacent building.

Nam Tai is pleased with LCD panel operations and growth and expects to benefit from future synergies as LCD panel is a critical component in most products manufactured for Nam Tai customers.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                      Q1 SALES UP 15%, NET INCOME DOWN 95%

VANCOUVER, CANADA May 7, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the first quarter ended March 31, 2001. Net sales for the first quarter of 2001 were $51.5 million, an increase of 15% compared to net sales of $44.6 million for the first quarter of 2000. Gross profit for the first quarter of 2001 was $6.2 million, a decrease of 10% compared to gross profit of $6.9 million for the first quarter of 2000. Operating loss for the first quarter of 2001 was $24,000 compared to 2000 first quarter operating income of $2.5 million ($0.28 per share). Net income for the first quarter of 2001 decreased 95% to $0.7 million compared to $14.6 million in the first quarter of 2000. Basic and diluted earnings per share for the first quarter of 2001 were $0.07 and $0.06 compared to $1.65 and $1.60 in the first quarter of 2000.

Sales of $51.5 million, including $8.4 million from recently acquired JIC, set a new first quarter sales record. The first quarter is traditionally the slowest quarter resulting from both the closing of the Company's factories in China for two weeks for the Chinese New Year holidays and the general reduction in sales following the holiday season. Operating loss of $24,000, which includes an operating profit of $0.4 million from JIC, is primarily attributed to a reduction in calculator orders, pricing pressure in the weak market, and a $0.3 million inventory write off. The decline in first quarter 2001 net income is primarily due to a $12.1 million ($1.33 per share) profit from the sale of the Company's investment in Group Sense (International) Holdings Ltd. in the first quarter of 2000.

As a result of the impact of the weak market on customer orders a further inventory write off is possible in the second quarter which will negatively impact sales and earnings guidance provided on March 22, 2001. Until customer order forecast visibility improves and the inventory write off is clarified the Company is not in a position to provide updated guidance.

Still, the Company continues to maintain a strong financial position, ending the first quarter of 2001 with $4.87 of cash per share and approximately $15.83 of net book value per share, based on 10,233,940 shares outstanding as at March 31, 2001. The Company, as at March 31, 2001, had a cash to current liabilities ratio of 1.37, a current ratio of 3.39, a total assets to total liabilities ratio of
5.45 and approximately $49.8 million of cash. The Company believes that the market situation will be stabilizing and the Company's strong financial position will allow it to continue with its expansion plans including the construction of a new 138,000 square foot factory.

SHARE  REPURCHASE  PROGRAM

As of May 4, 2001 the Company repurchased 143,000 common shares at an average price $13.19. On March 19, 2001 the Company announced a share repurchase program to buy-back up to an aggregate of 500,000 common shares in the open market from time to time at prevailing market prices in accordance with SEC Rule 10b-18, unless extended or shortened by the Board of Directors.

SECOND  QUARTER  DIVIDEND

The Company will pay the second quarter dividend of $0.10 per share on or before July 21, 2001 to shareholders of record at the close of business on July 1, 2001.

ANNUAL  GENERAL  MEETING

The Company will hold its Annual Shareholders Meeting on Friday, June 22, 2001 at 11:30 a.m. at The Mandarin Oriental, 222 Sansome Street, San Francisco, California. The record date for voting is May 1, 2001.

NEW CORPORATE  VIDEO

Nam  Tai  has  recently   completed  its  new  corporate   video.   Please  call
1-800-661-8831 to obtain a free VHS or CD copy or view it on Nam Tai's website at www.namtai.com.

FIRST QUARTER RESULTS  ANALYST  CONFERENCE  CALL

The Company will hold a conference call on Monday, May 7, 2001 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live
conference         over         the         internet         by         clicking
http://www.videonewswire.com/NTAI/050701/050701.html or over the phone by dialing (612)-332-1020 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's website at www.namtai.com.


NAM  TAI  ELECTRONICS,  INC.
CONSOLIDATED STATEMENTS OF INCOME  (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(In Thousands of US Dollars except share data)

                                                                      Unaudited
                                                                 Three months ended
                                                                      March 31
                                                               2001            2000
---------------------------------------------------------------------------------------
Net sales                                                $     51,487    $     44,592
Cost of sales                                                  45,296          37,719
                                                         --------------- --------------

Gross profit                                                    6,191           6,873

Costs and expenses
  Selling, general and administrative expenses                  5,454           3,659
  Research and development expenses                               761             774
                                                         --------------- --------------
                                                                6,215           4,433

                                                         --------------- --------------
(Loss) Income from operations                                     (24)          2,440

Gain on disposal of land                                           18             340
Interest income                                                   502             620
Other income - net                                                317          11,271
Equity in loss of affiliated companies                            (17)              -
                                                         --------------- --------------

Income before income taxes and minority interest                  796          14,671
Income tax expense                                               (132)            (97)
                                                         --------------- --------------
Income before minority interest                                   664          14,574
Minority interest                                                  11               -
                                                         --------------- --------------
Net income                                               $        675    $     14,574
                                                         =============== ==============

Net income per share
  Basic                                                  $       0.07    $       1.65
                                                         =============== ==============

  Diluted                                                $       0.06    $       1.60
                                                         =============== ==============

Weighted average number of shares (`000')
  Basic                                                        10,240           8,846
  Diluted                                                      10,417           9,089


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2001 AND DECEMBER 31, 2000
(In Thousands of U.S. Dollars)

                                                            Unaudited         Audited
                                                             March 31       December 31
                                                               2001             2000
------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                            $       49,831   $       58,896
  Marketable securities                                         7,125            7,937
  Accounts receivable, net                                     32,868           37,550
  Inventories                                                  25,440           27,172
  Prepaid expenses and deposits                                 7,171            1,755
  Income taxes recoverable                                      1,060            2,042
                                                       -----------------------------------
     Total current assets                                     123,495          135,352

Investments in affiliated companies                             2,037            2,054

Property, plant and equipment, at cost                         76,251           71,624
Less: accumulated depreciation and amortization               (29,101)         (27,025)
                                                       -----------------------------------
                                                               47,150           44,599
Intangible assets - net                                        24,579           24,996
Other assets                                                    1,369            1,369
                                                       -----------------------------------
     Total assets                                      $      198,630   $      208,370
                                                       ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                        $          213   $        1,499
  Short term debt                                                   -               24
  Accounts payable and accrued expenses                        33,823           40,224
  Amount due to a related party                                 1,093            2,691
  Dividend payable                                              1,016              904
  Income taxes payable                                            250              442
                                                       -----------------------------------
    Total current liabilities                                  36,395           45,784

Deferred income taxes                                              34               34
                                                       -----------------------------------
    Total liabilities                                          36,429           45,818

Minority interest                                                 179              188

Shareholders' equity:
  Common shares                                                   102              102
  Additional paid-in capital                                  107,260          105,963
  Retained earnings                                            54,655           56,304
  Accumulated other comprehensive income (Note 1)                   5               (5)
                                                       -----------------------------------
    Total shareholders' equity                                162,022          162,364

    Total liabilities and shareholders' equity         $      198,630   $      208,370
                                                       ===================================


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(In Thousands of U.S. Dollars)

                                                                                  Unaudited
                                                                            Three months ended
                                                                                  March 31
                                                                             2001           2000
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $        675    $     14,574
Adjustments to reconcile net income to net cash used in
  operating activities:
   Depreciation and amortisation                                             2,783           1,807
   Gain on disposal of property, plant and equipment                           (20)           (340)
   Unrealised loss on marketable securities                                    812               -
   Gain on disposal of marketable securities                                     -         (12,129)
   Equity in loss of affiliated companies less dividend received
   and amortisation of goodwill                                                 17               -
   Fair value of shares issued as compensation                                   -             136
   Minority interest                                                           (11)              -

Changes in current assets and  liabilities,  net of effects of  acquisition  and disposal:
   Decrease (increase) in accounts receivable                                4,705          (8,637)
   Decrease (increase) in inventories                                        1,744            (738)
   Decrease (increase) in prepaid expenses and deposits                     (5,415)            573
   Decrease (increase) in income taxes recoverable                             982             (41)
   Decrease in notes payable                                                (1,286)         (6,907)
   (Decrease) increase in accounts payable and accrued expenses             (6,433)          6,285
   Decrease in amount due to a related party                                (1,621)              -
   (Decrease) increase in income taxes payable                                (192)             97
                                                                      --------------- --------------
            Total adjustments                                               (3,935)        (19,894)
                                                                      --------------- --------------
Net cash used in operating activities                                 $     (3,260)   $     (5,320)
                                                                      --------------- --------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                          $     (4,975)   $       (381)
   Increase in investment of subsidiaries                                      (85)              -
   Purchase of interest in affiliated companies                                  -            (207)
   Proceeds from disposal of property, plant and equipment                     244             376
   Proceeds from disposal of marketable securities                               -          26,463
                                                                      --------------- --------------
   Net cash (used in) provided by investing activities                $     (4,816)   $     26,251
                                                                      --------------- --------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                             $     (1,292)   $        (73)
   Dividends paid                                                             (904)           (717)
   Repayment of short term debt                                                (24)            121
   Proceeds from shares issued on exercise of options and warrants           1,231             105
   Contribution by minority interest                                             -             200
                                                                      --------------- --------------
Net cash used in financing activities                                 $       (989)   $       (364)
                                                                      --------------- --------------

Foreign currency translation adjustments                                         -               2
                                                                      --------------- --------------
Net (decrease) increase in cash and cash equivalents                        (9,065)         20,569
                                                                      --------------- --------------
Cash and cash equivalents at beginning of period                            58,896          54,215
                                                                      --------------- --------------
Cash and cash equivalents at end of period                            $     49,831    $     74,784
                                                                      =============== ==============


NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(In Thousands of U.S. Dollars)

1.  Accumulated  other   comprehensive   income   represents   foreign  currency
translation  adjustments.  The comprehensive  income of the Company was $685 and
$14,574  for the  three  months  ended  March  31,  2001  and  March  31,  2000, respectively.

2. Business segment information - The Company operates principally in the consumer electronic product segment of the electronics manufacturing services
(EMS) industry. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                          Unaudited
                                                     Three months ended
                                                          March 31
                                                   2001            2000
---------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
       Unaffiliated customers               $     47,326    $     43,557

   - PRC, excluding Hong Kong:
       Unaffiliated customers                      4,161           1,035
       Intersegment sales                         36,621          41,984

   - Intersegment eliminations                   (36,621)        (41,984)
                                            --------------- ---------------

         Total net sales                    $     51,487    $     44,592
                                            =============== ===============


INCOME (LOSS) FROM OPERATIONS WITHIN:
   - PRC, excluding Hong Kong               $       (265)   $      2,017
   - Hong Kong                                       940          12,557
                                            --------------- ---------------

         Total net income                   $        675    $     14,574
                                            =============== ===============

                                                Unaudited         Audited
                                              March 31, 2001    Dec. 31, 2000
------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA:
   - PRC, excluding Hong Kong                 $      68,163   $     71,242
   - Hong Kong                                      130,467        137,128
                                              --------------- ---------------
         Total assets                         $     198,630   $    208,370
                                              =============== ===============


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
          SIGNS AGREEMENT TO ACQUIRE OFFICE SPACE IN HONG KONG CENTRAL

VANCOUVER, CANADA April 9, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced it has entered into a sale and purchase agreement to acquire approximately 23,000 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong at a consideration, including transaction fees, of approximately $12 million which will be financed internally from operating cash flows and existing cash on hand.

By acquiring the office space Nam Tai will have room to consolidate three of its administrative and marketing offices at different locations onto a single floor of office space. The new centralised office location will help strengthen management communication and control, and provide room for future expansion as Nam Tai's Far-East headquarters. The office is conveniently located above the ferry terminal and beside the highway, permitting easy transportation by sea or by land to and from the manufacturing facilities in Shenzhen. The Company expects to move into its new premises on August 18, 2001.

FORM 20-F SEC FILING

Nam Tai filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2000 on March 21, 2000 with the Securities and Exchange Commission. Electronic versions may be obtained online at the Company's website www.namtai.com or by calling the Investor Relations Office at 1-800-661-8831.

FIRST QUARTER RESULTS

Nam Tai will release its first quarter results for the period ended March 31, 2001 before the market opens on Monday, May 7, 2001. The Company will hold a conference call on Monday, May 7, 2001 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, May 4, 2001.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-1020 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (`COB'), chip on glass (`COG'), surface mount technology (`SMT'), ball grid array (`BGA'), tape automated bonding (`TAB'), and outer lead bonding (`OLB') technologies. Further information is available on Nam Tai's website at www.namtai.com.



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
      SOFTWARE SUBSIDIARY NAMTEK NAMED AS ENTERPRISE OF ADVANCED TECHNOLOGY

VANCOUVER, CANADA April 2, 2001 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced that its wholly owned subsidiary, Shenzhen Namtek Co., Ltd. ("Namtek") has been confirmed as a "Enterprise of Advanced Technology" following the completion of a review by a Shenzhen government evaluation team. Being an Enterprise of Advanced Technology entitles Namtek to various tax concessions including an extended three year 50% reduced tax rate of 7.5% and reduced import taxes on various equipment and technologies.

Namtek, provides facilities and expertise to assist in new product research and development services, offering its customers program design for microprocessors, enhanced software design and development services.

SHARE REPURCHASE PROGRAM UPDATE

Since announcing its share repurchase program on March 19, 2001 the Company repurchased a total of 96,900 common shares at an average price of $13.42.

FIRST QUARTER  DIVIDEND

The Company will pay the first quarter dividend of $0.10 per share on or before April 21, 2001 to shareholders of record at the close of business on April 1, 2001.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, and various components including LCD modules for cellular phones, lithium ion rechargeable battery packs, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), ball grid array ("BGA"), tape automated bonding ("TAB"), and outer lead bonding ("OLB") technologies. Further information is available on Nam Tai's web-site at www.namtai.com.





The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.


                              For and on behalf of
                            Nam Tai Electronics, Inc.






                                /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO
                            CHIEF FINANCIAL OFFICER


Date:  May 18, 2001